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[Letterhead of MarkWest Energy Partners, L.P.]

January 9, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Anne Nguyen Parker, Division of Corporation Finance

  Re:
  MarkWest Energy Partners, L.P.
  Form S-4
  Filed December 7, 2006
  File No. 333-139151

Dear Ms. Nguyen Parker:

        Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership ("MarkWest" or the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated January 3, 2007, with respect to MarkWest's Form S-4 filed with the Commission on December 7, 2006, File No. 333-139151 (the "Registration Statement"). For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the response to the Staff's comments correspond to the pages in the amendments to the Registration Statement submitted to the SEC today in the form to be included in the final prospectus.

General

1.
Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-K have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation I.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

  Response: The Company meets the requirements for use of Form S-3 and has incorporated its latest annual report on Form 10-K, as amended. Pursuant to Item 19(c) of Form S-4, the Company does not intend to include the information required by Item 402 of Regulation S-K in the Registration Statement.

2.
The staff notes that it appears that you are registering the new 8 1/2% series B senior notes due 2016 in reliance on the staffs position enunciated in the Exxon Capital Holdings Corporation, SEC No Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No Action Letter (June 5, 1991), and Shearman & Sterling, SEC No Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide a supplemental letter to the staff stating that the issuer is registering the exchange offer in reliance on the staff's position in such letters. The supplemental letter must include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

  Response: The Company has provided a supplemental letter via EDGAR today stating that the Company is registering the offer in reliance on the Staff's position in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters. This supplementary letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

Summary

Exchange Offer

Expiration Date, page 2

3.
We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14c-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight eastern time on the 20th business day and the offer must remain open continuously until at least that time. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

  Response: The Company intends to include the expiration date in the final prospectus disseminated to security holders and filed pursuant to Rule 424. We intend to keep the offer open for at least twenty full business days in order to comply with Rule 14e-1(a). The Company intends to keep the offer open at least through midnight on the twentieth business day. For logistical reasons, we intend to provide that the offer will expire at 5:00 p.m. on the twenty-first business day following commencement, rather than at midnight on the twentieth business day.

Exchange Offer

Extensions, Delays in Acceptance, Termination or Amendment, page 35

4.
We note that in the text that follows the three bullets on this page, you have a sentence that reads "Subject to the terms of the registration rights agreement." Please advise.

  Response: The Company has revised the disclosure on page 35 to read as a complete sentence. Please see Exhibit A hereto.

Letter of Transmittal, page A-1

5.
Please revise the language in the letter in regard to how notices will be given of an extension of the exchange offer to match the language in the prospectus. We note that in the prospectus notices will be provided in writing and that a press release will be issued.

  Response: The Company has revised the disclosure on page A-1 of the letter of transmittal to match the language in the prospectus. Please see Exhibit B hereto.

        Please direct any questions or comments regarding the foregoing to me at (303) 925-9256.

Sincerely,
/s/ ANDREW L. SCHROEDER Andrew L. Schroeder Vice President and Treasurer MarkWest Energy Partners, L.P.
cc:
Donna Levy, Securities and Exchange Commission
Frank Semple, Issuer
Nancy Buese, Issuer
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.

Exhibit A

During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

        To extend the exchange offer, we will notify the exchange agent in writing of any extension. In addition, we will issue a press release regarding such extension no later than 9:00 a.m. New York City time on the business day after the previously scheduled expiration date.

        If any of the conditions described below under "—Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion

  •
  to delay accepting for exchange any outstanding notes,

  •
  to extend the exchange offer, or

  •
  to terminate the exchange offer,

by giving written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed promptly by written notice thereof to holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The prospectus supplement will be distributed to holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to holders, we will extend the exchange offer if it would otherwise expire during such period. If an amendment constitutes a material change to the exchange offer, including the waiver of a material condition, we will extend the exchange offer, if necessary, to remain open for at least five business days after the date of the amendment. In the event of any increase or decrease in the price of the outstanding notes or in the percentage of outstanding notes being sought by us, we will extend the exchange offer to remain open for at least 10 business days after the date we provide notice of such increase or decrease to the registered holders of outstanding notes.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the Commission. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.

        We will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under "—Procedures for Tendering" and "Plan of Distribution" and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.

        Additionally, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the exchange offer registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

        We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of

35

Exhibit B

ANNEX A

LETTER OF TRANSMITTAL
To Tender
Outstanding 8 1/2% Series A Senior Notes due 2016
of
MARKWEST ENERGY PARTNERS, L.P.
MARKWEST ENERGY FINANCE CORPORATION

Pursuant to the Exchange Offer and Prospectus dated                        , 2006

The Exchange Agent for the Exchange Offer is:

Wells Fargo Bank, National Association

Attention: Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, Minnesota 55479
Telephone: (800) 344-5128
Facsimile: (612) 667-4927

        IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 8 1/2% SERIES A SENIOR NOTES DUE 2016 (THE "OUTSTANDING NOTES") FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF 8 1/2% SERIES B SENIOR NOTES DUE 2016 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M. NEW YORK CITY TIME ON THE EXPIRATION DATE BY CAUSING AN AGENT'S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

        The undersigned hereby acknowledges receipt of the prospectus, dated                        , 2006 (the "Prospectus"), of MarkWest Energy Partners, L.P., a Delaware limited partnership (the "Partnership") and MarkWest Energy Finance Corporation, a Delaware corporation ("Finance Corp."), and this Letter of Transmittal (the "Letter of Transmittal"), which together describe the Partnership and Finance Corp.'s offer (the "Exchange Offer") to exchange its 8 1/2% Series B Senior Notes due 2016 (the "Exchange Notes") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of their issued and outstanding 8 1/2% Series A Senior Notes due 2016 (the "Outstanding Notes"). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.

        The Partnership reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the latest time and date to which the Exchange Offer is extended. The Partnership shall promptly notify the Exchange Agent in writing of any extension. In addition, we will issue a press release regarding such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program ("ATOP") of the Depository Trust Company ("DTC") pursuant to the procedures set forth in the Prospectus under the caption "The Exchange Offer—Procedures for Tendering." DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent's DTC account. DTC will then send a computer-generated message known as an "agent's message" to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent's message under the ATOP procedures that confirms that:

  •
  DTC has received your instructions to tender your Outstanding Notes; and

  •
  You agree to be bound by the terms of this Letter of Transmittal.

        By using the ATOP procedures to tender Outstanding Notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

A-1

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LETTER OF TRANSMITTAL